                                                                       Exhibit 1
                          COMPANIES (JERSEY) LAW 1991

                           MEMORANDUM OF ASSOCIATION
                 (REPRINTED WITH AMENDMENTS TO 14th JULY 1998)

                                       OF

                                 AerCo LIMITED

1.   The name of the Company is AerCo Limited.

2. The share capital of the Company is US$10,000 divided into 10,000 shares of US$1 each.

3.   The liability of the members is limited.

4.   The Company is established for the following purposes only:-

     (a) To purchase or otherwise acquire directly or indirectly commercial jet and turboprop aircraft, aircraft engines and aircraft parts (the "Aircraft") and related leases, and to own, hold, maintain, manage, operate, lease, re-lease, sell or otherwise dispose of the Aircraft or any interest therein and to enter all contracts (including, but not limited to, contracts relating to aircraft servicing, cash management and administrative activities) and engage in all related activities incidental thereto.

     (b) To finance or refinance the activities described in paragraph (a) above through the creation, offer, sale and issuance of any debt securities of the Company upon such terms and conditions as the Directors see fit for cash or in payment or in partial payment for any property purchased or otherwise acquired by the Company, any subsidiary of the Company or any entity that may be established in the future in connection with acquisitions of aircraft and which has guaranteed the debt securities and other obligations of the Company (a "Future AerCo Entity") and, to secure the repayment of such debt securities, to grant a security interest or other form of mortgage or charge in (i) the shares of its subsidiaries, (ii) interests in accounts and the cash on deposit therein established by or on behalf of the Company from time to time,(iii) investments made or acquired from the proceeds of such accounts and the proceeds from such investments, (iv) property in which the Company has a security interest or other form of mortgage or charge, (v) any interest of the Company in the Aircraft, (vi) debts owed to the Company and
          (vii) proceeds of any of the foregoing and rights associated with any of the foregoing.

     (c) To provide loans to, and guarantee or otherwise support the obligations and liabilities of, the Company's subsidiaries and any Future AerCo Entity and subsidiaries thereof on such terms and in such manner as the Directors see fit and whether or not the Company shall derive a benefit from the same so long as such loans, guarantees or other support are provided in connection with the purposes set forth in paragraph (a) above.

     (d) To engage in currency and interest rate exchange transactions for the purposes of avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense or liability arising, or which may arise, directly or indirectly, from any change or changes in any interest rate or currency exchange rate or in the price or value of any of the Company's or its subsidiaries' property or assets, within limits determined by the Directors from time to time and submitted to the Rating Agencies, including but not limited to dealings, whether involving purchases, sales or otherwise, in foreign currency, spot and forward interest rate exchange rate contracts, forward interest rate agreements, caps, floors and collars, futures, options, swaps, and any other currency, interest rate and other similar hedging arrangements and such other instruments as are similar to, or derivatives of, any of the foregoing.

     (e) To establish, promote and aid in promoting, constitute, form or organise, companies, syndicates or partnerships of all kinds in any part of the world for the purposes set forth in paragraph (a) above and to acquire, hold and dispose of shares, securities and other interests in any such company, syndicate or partnership.

     (f) To take out, acquire, surrender and assign policies of insurance and assurances with any insurance company or companies which the Company may think fit and to pay the premiums thereon.

     (g) To do all such things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

5. Capitalised terms used in this Memorandum and not otherwise defined herein shall bear the meaning ascribed to them in the Articles of Association of the Company.

6.   The Company is a public company.

WE, THE SUBSCRIBERS TO THIS MEMORANDUM OF ASSOCIATION, WISH TO BE FORMED INTO A COMPANY PURSUANT TO THIS MEMORANDUM, AND WE AGREE TO TAKE THE NUMBER OF SHARES SHOWN OPPOSITE OUR RESPECTIVE NAMES.

Corporate names and         Signatures                Number of shares
registered offices of       for and on behalf         taken by each
subscribers                 of subscribers            subscriber
---------------------       -----------------         ----------------


Juris Limited               /s/ A. Syvret                    5
22 Grenville Street         -------------
St Helier                   Director
Jersey
Channel Islands



Lively Limited              /s/ A. Syvret                    5
22 Grenville Street         -------------
St Helier                   Director
Jersey
Channel Islands


Witness to the above signatures:  /s/ M. Blattmann
                                  ----------------
                                  Margaret Blattmann
                                  22 Grenville Street
                                  St Helier
                                  Jersey
                                  Channel Islands

                           COMPANIES (JERSEY) LAW 1991

                             ARTICLES OF ASSOCIATION
                   (REPRINTED WITH AMENDMENTS TO 14 JULY 2000)

                                       OF

                                  AerCo LIMITED


                                 INTERPRETATION

1. In these Articles, if not inconsistent with the subject or context, the words in the first column of the following table shall bear the meanings set opposite to them respectively in the second column

WORDS                             MEANINGS

Additional Aircraft               Shall have the meaning given to that term in
                                  the Indenture.

Additional Ordinary Shares        The shares of any direct aircraft owning
                                  subsidiary of the Company (excluding ALPS
                                  94-1, AerCo Ireland, AerCo Ireland II and
                                  AerCo USA) which may be acquired by the
                                  Company (through acquisition or formation of such subsidiary) after the date of adoption of these Articles.

Administrative Agency Agreement   The amended and restated administrative agency
                                  agreement to be entered into between, inter alia, the Company, AerFi and AerFi
                                  Administrative Services Limited as amended, supplemented and replaced from time to time.

AerCo Ireland                     AerCo Ireland Limited, an Irish limited
                                  liability company.

AerCo Ireland II                  AerCo Ireland II Limited, an Irish limited
                                  liability company.

AerCo Ireland Ordinary Shares     The ordinary shares of AerCo Ireland, par
                                  value IR pounds 1.00 each acquired by the Company.

AerCo Ireland II Ordinary Shares  The ordinary shares of AerCo Ireland II, par value IR pounds 1.00 each acquired by the Company.

AerCo USA                         AerCo USA Inc., a Delaware corporation.

AerCo USA Shares                  The beneficial interest in the shares of
                                  common stock of AerCo USA, par value US$1.00 each acquired by the Company.

AerFi AerFi Group plc, an Irish public limited liability company.

Affiliate                         As to any person, any other person that,
                                  directly or indirectly, controls, is
                                  controlled by or is under the common control with such person or is a director or officer of such person. For the purposes of this definition, the term "control" (including the terms "controlling" , "controlled by" and "under the common control with") of a person means possession, direct or indirect, of the power to vote 5% or more of the voting stock of such person or to direct or cause the direction of the management and policies of such person, whether through the ownership of voting stock, by contract or otherwise provided that none of the Company or any of its subsidiaries shall be Affiliates of AerFi or any of its subsidiaries by virtue of AerFi's (or any successor entity's) 5% ownership of the share capital of the Company.

ALPS 94-1                         Aircraft Lease Portfolio Securitization
                                  94-1 Limited, a Jersey public limited
                                  liability company.

ALPS 94-1 Ordinary Shares         The ordinary shares of ALPS 94-1, par value
                                  US$1.00 each acquired by the Company.

these Articles                    These Articles of Association in their present
                                  form or as from time to time altered.

auditors Auditors of the Company appointed pursuant to these Articles.

bankrupt                          Shall have the meaning defined in the
                                  Interpretation (Jersey) Law, 1954.

Cash Management Agreement         The amended and restated cash management
                                  agreement to be entered into between, inter alia, the Company, AerFi and AerFi Cash
                                  Manager II Limited as amended, supplemented and replaced from time to time.

Class A-C Notes                   The U.S. dollar denominated Class A, B and C
                                  Notes issued and to be issued by the Company pursuant to the Indenture.

Class D Notes                     The U.S. dollar denominated Class D Notes
                                  issued and to be issued by the Company
                                  pursuant to the Indenture.

Class E Notes                     The U.S. dollar denominated Class E Notes
                                  issued and to be issued by the Company
                                  pursuant to the Indenture.


Class E Note Director             Any Director who is appointed by the
                                  holder or holders of a majority in
                                  aggregate principal amount of the Class E
                                  Notes in accordance with Article 67.

clear days                        In relation to the period of a notice, shall
                                  mean that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect.

debis debis Aircraft Leasing LTD, an Irish limited company.

Directors                         The directors of the Company for the time
                                  being.

Fitch Fitch Ratings Ltd and any successor thereto, or, if such corporation or its successor shall for any reason no longer perform the function of a securities rating agency, "Fitch" shall be deemed to refer to any other nationally recognised rating agency designated by the Company.

holding company                   Shall have the meaning defined in the Law.

Indenture                         The trust indenture dated 15 July, 1998
                                  entered into by, inter alia, the Company pursuant to which the Class A-C Notes, the Class D Notes and the Class E Notes have been and will be issued by the Company, as the same may be amended or supplemented from time to time.

Independent Director              A Director who is not at the time of his
                                  appointment or at any time during his service as Director, and has not been for the twenty-four months prior to his appointment as Director, an employee, consultant, officer or director of AerFi, any holder of the Class E
                                  Notes or any Affiliate of any such person.

the Law                           The Companies (Jersey) Law 1991.

Member A person whose name is entered in the Register as the holder of shares in the Company.

month                             Calendar month.

Moody's                           Moody's Investors Service, Inc and any
                                  successor thereto.

notice A written notice unless otherwise specifically stated.

Ordinary Shares                   The ALPS 94-1 Ordinary Shares, the
                                  AerCo Ireland Ordinary Shares, the AerCo
                                  Ireland II Ordinary Shares, the AerCo USA
                                  Shares and the Additional Ordinary Shares.

Office                            The registered office of the Company.


paid up                           Shall include credited as paid up.

present in person                 In relation to general meetings of
                                  the Company and to meetings of the holders of any class of shares, shall include present by attorney or by proxy or, in the case of a corporate shareholder, by representative.

Rating Agencies                   Each of Fitch, Moody's and Standard & Poor's
                                  and any other nationally recognised rating agency designated by the Company; provided that such organisations shall only be deemed to be a Rating Agency for the purposes of these Articles with respect to the Class A-C
                                  Notes, Class D Notes and Class E Notes that they are then rating.

Register                          The register of Members to be kept pursuant to
                                  Article 14 hereof.

Secretary                         Any person appointed by the Directors to
                                  perform any of the duties of secretary of the Company (including a temporary or assistant secretary), and in the event of two or more persons being appointed as joint secretaries any one or more of the persons so appointed.

Servicing Agreement               The servicing agreement to be entered into on
                                  or about 17 July, 2000 between, inter alia, the Company and AerFi, as the same may be amended or supplemented from time to time.

Special Board Resolution          A resolution passed by a majority of the
                                  Independent Directors in accordance with
                                  Article 77(2) and, for the avoidance of doubt, in respect of which the Class E Note Directors shall not be entitled to vote.

Special Resolution                A resolution of the Company passed as a
                                  special resolution in accordance with the Law.

Standard & Poor's                 Standard & Poor's Ratings Group, a division of
                                  The McGraw - Hill Companies, Inc and any successor thereto.

Standby  Administrative
Agency Agreement                  The standby administrative agency agreement to
                                  be entered into between, inter alia, the Company, the Standby Administrative Agent and debis AirFinance B.V. as amended, supplemented and replaced from time to time.

Standby Administrative Agent      debis, in its capacity as standby
                                  administrative agent of the Company and any successor thereto.

Standby Cash Management
Agreement                         The standby cash management agreement to be
                                  entered into between, inter alia, the Company, the Standby Cash Manager and debis AirFinance
                                  B.V. as amended, supplemented and replaced from time to time.

Standby Cash Manager              debis, in its capacity as standby cash manager
                                  of the Company and any successor thereto.

Standby Servicer                  debis, in its capacity as standby servicer of
                                  the Company and any successor thereto.

Standby Servicing Agreement       The standby servicing agreement to be entered
                                  into between, inter alia, the Company, the Standby Servicer and debis AirFinance B.V. as amended, supplemented and replaced from time to time.

2. In these Articles, unless there be something in the subject or context inconsistent with such construction:-

         (a) the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

         (b) the word "signed" shall be construed as including a signature or representation of a signature affixed by mechanical or other means;

         (c) the words "in writing" shall be construed as including written, printed, telexed, electronically transmitted or any other mode of representing or reproducing words in a visible form;

         (d) words importing "persons" shall be construed as including companies or associations or bodies of persons whether corporate or unincorporate;

         (e) words importing the singular number shall be construed as including the plural number and vice versa;

         (f) words importing the masculine gender only shall be construed as including the feminine gender; and

         (g) references to enactments are to such enactments as are from time to time modified, re-enacted or consolidated and shall include any enactment made in substitution for an enactment that is repealed.

3. The headings herein are for convenience only and shall not affect the construction of these Articles.

                                   PRELIMINARY

4. The preliminary expenses incurred in forming the Company may be discharged out of the funds of the Company.

5. The business of the Company shall be commenced as soon after the incorporation of the Company as the Directors think fit.

                            SHARE CAPITAL AND SHARES

6. The share capital of the Company is as specified in the Memorandum of Association and the shares of the Company shall have the rights and be subject to the conditions contained in these Articles.

7. Save as permitted by the Law, the Company shall not give financial assistance directly or indirectly for the purpose of, or in connection with, the acquisition made or to be made by any person of any shares in the Company or its holding company (if any).

8. Except as required by law, the Company shall not be bound by or recognise any equitable, contingent, future or partial interest in any share, or (except only as by these Articles otherwise provided or as by law required) any interest in any fraction of a share, or any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

                               SHARE CERTIFICATES

9. Every Member shall be entitled:-

         (a) without payment, to one certificate for all his shares of each class and, when part only of the shares comprised in a certificate is sold or transferred, to a new certificate for the remainder of the shares so comprised; or

         (b) upon payment of such sum for each certificate as the Directors shall from time to time determine, to several certificates each for one or more of his shares of any class.

10. Every certificate shall be issued within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide), shall be under seal, and shall specify the shares to which it relates and the amount paid up thereon and if so required by the Law, the distinguishing numbers of such shares.

11. In respect of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12. If a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in relation thereto as the Directors think fit.

                             JOINT HOLDERS OF SHARES

13. Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with the benefit of survivorship, subject to the following provisions:-

         (a) the Company shall not be bound to register more than four persons as the joint holders of any share;

         (b) the joint holders of any share shall be liable, severally as well as jointly, in respect of all payments to be made in respect of such share;

         (c) any one of such joint holders may give a good receipt for any dividend, bonus or return of capital payable to such joint holders;

         (d) only the senior of the joint holders of a share shall be entitled to delivery of the certificate relating to such share or to receive notices from the Company or to attend general meetings of the Company and any notice given to the senior joint holder shall be deemed notice to all the joint holders; and

         (e) for the purpose of the provisions of this Article, seniority shall be determined by the order in which the names of the joint holders appear in the Register.

                               REGISTER OF MEMBERS

14. The Directors shall keep or cause to be kept at the Office or at such other place in the Island of Jersey where it is made up, as the Directors may from time to time determine, a Register in the manner required by the Law. In each year the Directors shall prepare or cause to be prepared and filed an annual return containing the particulars required by the Law.

                       TRANSFER AND TRANSMISSION OF SHARES

15. All transfers of shares shall be effected by notice (a "Transfer Notice") in the usual common form or in any other form approved by the Directors.

16. All Transfer Notices shall be signed by or on behalf of the transferor and, in the case of a partly paid share, by the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered on the Register in respect thereof.

17. No shares may be transferred without the prior approval of the Directors who may, in their absolute discretion, and without assigning any reason therefor, refuse to approve any transfer of shares, including, without limitation, a transfer of shares on which the Company has a lien.

18. The Directors may decline to recognise any Transfer Notice, unless the Transfer Notice is deposited at the Office or such other place as the Directors may appoint accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

19. If the Directors refuse to register any transfer of shares they shall, within two months after the date on which the Transfer Notice was lodged with the Company, send to the proposed transferor and transferee notice of the refusal.

20. All Transfer Notices relating to transfers of shares which are registered shall be retained by the Company, but any Transfer Notices relating to transfers of shares which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

21. The registration of transfers of shares or of any class of shares may be suspended whenever the Directors determine.

22. Unless otherwise decided by the Directors in their sole discretion, no fee shall be charged in respect of the registration of any power of attorney or other document relating to or affecting the title to any shares.

23. Any legal representative of a Member under legal disability and any person becoming entitled to a share in consequence of the insolvency or bankruptcy of a Member may, upon such evidence as to his title being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the holder thereof.

24. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a Transfer Notice signed by him stating that he so elects. If he shall elect to have another person registered, he shall testify his election by signing a Transfer Notice in favour of that person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such Transfer Notice as aforesaid as would have existed had such transfer occurred before the death, insolvency or bankruptcy of the Member concerned.


25. A person becoming entitled to a share by reason of the insolvency or bankruptcy of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within one month such person shall be deemed to have so elected to be registered himself and all the restrictions on the transfer and transmission of shares contained in these Articles shall apply to such election.

                                GENERAL MEETINGS

26. An annual general meeting shall be held once in every calendar year, either in or outside the Island, at such time and place as may be determined by the Directors; but so long as the Company holds its first annual general meeting within eighteen months of its incorporation it need not hold it in the year of its incorporation or in the following year. All other general meetings shall be called extraordinary general meetings.

27. The Directors may whenever they think fit, and upon a requisition made in writing by Members in accordance with the Law the Directors shall, convene an extraordinary general meeting of the Company.

28. At any extraordinary general meeting called pursuant to a requisition, unless such meeting is called by the Directors, no business other than that stated in the requisition as the objects of the meeting shall be transacted.

                           NOTICE OF GENERAL MEETINGS

29. At least twenty-one clear days' notice shall be given of every annual general meeting and of every general meeting called for the passing of a Special Resolution, and at least fourteen clear days' notice shall be given of all other general meetings. Every notice shall specify the place, the day and the time of the meeting and in the case of special business, the general nature of such business and, in the case of an annual general meeting, shall specify the meeting as such. Notice of every meeting shall be given in the manner hereinafter mentioned to all the Members and to the Directors and to the auditors.

30. A meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in Article 29 hereof, be deemed to have been duly called if it is so agreed:-

         (a) in the case of an annual general meeting, by all the Members entitled to attend and vote thereat; and

         (b) in the case of any other meeting, by a majority in number of Members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent in nominal value of the shares giving that right.

31. In every notice calling a meeting of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a Member.

32. It shall be the duty of the Company, subject to the provisions of the Law, on the calling of a meeting on the requisition in writing of such number of Members as is specified by the Law:-

         (a) to give to the Members entitled to receive notice of general meetings and to the Directors notice of any resolution which may properly be moved and which it is intended to move at that meeting; and

         (b) to circulate to Members entitled to have notice of any general meeting sent to them, any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

33. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

                         PROCEEDINGS AT GENERAL MEETINGS

34. The business of an annual general meeting shall be to receive and consider the accounts of the Company and the reports of the Directors and auditors, to elect Directors (if necessary), to elect auditors and fix their remuneration, to sanction a dividend if thought fit so to do, and to transact any other business of which notice has been given.

35. No business shall be transacted at any general meeting except the adjournment of the meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Such quorum shall consist of not less than two Members present in person, but so that not less than two individuals will constitute the quorum, provided that, if at any time all of the issued shares in the Company are held by or by a nominee for a holding company, such quorum shall consist of the Member present in person.

36. If within half an hour from the time appointed for the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened by or upon the requisition of Members, shall be dissolved. If otherwise convened the meeting shall stand adjourned to the same day in the next week at the same time and place or such day, time and place as the Directors shall determine.

37. The chairman (if any) of the Directors shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if at any meeting he is not present the Members present in person shall choose one of the Directors present to be chairman, or if no Director shall be present and willing to take the chair the Members present in person shall choose one of their number to be chairman.

38. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of any adjourned meeting or of the business to be transacted at an adjourned meeting.

39. Except where otherwise provided in the Law or in these Articles, all resolutions shall be adopted if approved by a majority of the votes cast. In the event of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the chairman shall not be entitled to a second or casting vote.

40. At any general meeting every question shall be decided in the first instance by a show of hands and, unless a poll is demanded by the chairman or by any Member, a declaration by the chairman that a resolution has on a show of hands been carried or not carried, or carried or not carried by a particular majority or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

41. If a poll is demanded in the manner mentioned above, it shall be taken at such time (within twenty-one days) and in such manner as the chairman directs and the results of such poll shall be deemed to be the resolution of the Company in general meeting. A poll may be demanded upon the election of the chairman and upon a question of adjournment and such poll shall be taken forthwith without adjournment. Any business other than that upon which a poll has been demanded may proceed pending the taking of the poll.

42. Minutes of all resolutions and proceedings of general meetings shall be duly and regularly entered in books kept for that purpose and shall be available for inspection by a Member during business hours without charge. A Member may require a copy of any such minutes in such manner, and upon payment of such sum, as provided in the Law.

43. If a Member is by any means in communication with one or more other Members so that each Member participating in the communication can hear what is said by any other of them, each Member so participating in the communication is deemed to be present in person at a meeting with the other Members so participating, notwithstanding that all the Members so participating are not present together in the same place. A meeting at which any or all of the Members participate as aforesaid shall be deemed to be a general meeting of the Company for the purposes of these Articles notwithstanding any other provisions of these Articles and all of the provisions of these Articles and of the Law relating to general meetings of the Company and to the proceedings thereat shall apply, mutatis mutandis, to every such meeting.

44. A resolution in writing (including a Special Resolution but excluding a resolution removing an auditor) signed by all Members who would be entitled to receive notice of and to attend and vote at a general meeting at which such a resolution would be proposed, or by their duly appointed attorneys, shall be as valid and effectual as if it had been passed at a general meeting of the Company duly convened and held. Any such resolution may consist of several documents in the like form each signed by one or more of the Members or their attorneys and signature in the case of a corporate body which is a Member shall be sufficient if made by a director or other duly authorised officer thereof or its duly appointed attorney.

45. (1) On a show of hands every Member present in person shall have one vote.

    (2) Subject to any special voting powers or restrictions for the time being attached to any shares, as may be specified in the terms of issue thereof or these Articles, on a poll every Member present in person shall have one vote for each share held by him.

46. Where there are joint registered holders of any share, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name appears first in order in the Register in respect of such share shall be the only person entitled to vote in respect thereof.

47. A Member for whom a special or general attorney is appointed or who is suffering from some other legal incapacity or interdiction in respect of whom an order has been made by any court having jurisdiction (whether in the Island of Jersey or elsewhere) in matters concerning legal incapacity or interdiction may vote, whether on a show of hands or on a poll, by his attorney, curator, or other person authorised in that behalf appointed by that court, and any such attorney, curator or other person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of such attorney, curator or other person may be required by the Directors prior to any vote being exercised by such attorney, curator or other person.

48. The Directors and the auditors shall be entitled to receive notice of and to attend and speak at any meeting of Members. Save as aforesaid and as provided in
Article 47 hereof, no person shall be entitled to be present or take part in any proceedings or vote either personally or by proxy at any general meeting unless he has been registered as owner of the shares in respect of which he claims to vote.

49. (1) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

         (2) Where a person is authorised under Article 57 hereof to represent a body corporate at a general meeting of the Company the Directors or the chairman of the meeting may require him to produce a certified copy of the resolution from which he derives his authority.

50. On a poll a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

51. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Member.

52. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, shall be deposited at the Office within such time (not exceeding forty-eight hours) before the time for holding the meeting or adjourned meeting or for the taking of a poll at which the person named in the instrument proposes to vote as the Directors may from time to time determine.

53. The instrument appointing a proxy may be in any common form or in any other form approved by the Directors including the following form:-

"AERCO LIMITED

I/We
                                  of
being a Member/Members of the above named Company
hereby appoint                    of
or failing him                    of
as my/our proxy to vote for me/us on my/our behalf at the (annual or extraordinary as the case may be) general meeting of the Company to be held on
the    day of     and at any adjournment thereof.

Signed this                        day of            "

54. Unless the contrary is stated thereon the instrument appointing a proxy shall be as valid as well for any adjournment of the meeting as for the meeting to which it relates.

55. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting or the taking of the poll at which the proxy is used.

56. The Directors may at the expense of the Company send by post or otherwise to the Members instruments of proxy (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares of the Company either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one or more of a number of persons specified in the invitations are issued at the Company's expense they shall be issued to all (and not to some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.


                                CORPORATE MEMBERS

57. Any body corporate which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of Members (or of any class of Members) and the person so authorised shall be entitled to exercise on behalf of the body corporate which he represents the same powers as that body corporate could exercise if it were an individual.

                                    DIRECTORS

58. The number of Directors shall be five, except that prior to the issuance of the Class E Notes, the number shall be not less than two. Following the issuance of the Class E Notes, two of such Directors shall be Class E Note Directors who shall be nominated and appointed pursuant to Article 67 and the remaining Directors shall be Independent Directors. Save as provided in Article 67, no person shall be appointed as a Director of the Company unless that person has been approved by a majority of the existing Directors (if any) as having sufficient knowledge and experience in the business conducted by the Company as described in its Memorandum of Association such approval not to be unreasonably withheld. At all times the Directors appointed pursuant to Article 67 shall constitute a minority of the Directors. The Company shall keep or cause to be kept at the Office a register of its Directors in the manner required by the Law.

59. A Director need not be a Member but shall nevertheless be entitled to receive notice of and to attend and speak at any general meeting or at any separate meeting of the holders of any class of shares in the Company.

60. The Directors shall be paid out of the funds of the Company their reasonable travelling and other expenses properly and necessarily expended by them in attending meetings of the Directors or Members or otherwise on the affairs of the Company. The Independent Directors shall also each be paid by way of remuneration for their services a sum equal to US$75,000 per annum which shall be deemed to accrue from day to day. The Independent Directors shall also each be entitled to receive by way of additional remuneration US$1,000 in respect of each day, or portion thereof, which they are required to devote to the activities of the Company save for those days on which meetings of the Directors are held in accordance with these Articles. The Directors appointed pursuant to
Article 67 shall not be entitled to remuneration for their services as Directors.

                               ALTERNATE DIRECTORS

61. Any Director may at his sole discretion and at any time and from time to time appoint any person (other than a person disqualified by law from being a director of a company or, in the case of an Independent Director, a person who would not meet the criteria for being an Independent Director) as an alternate Director to attend and vote in his place at any meetings of Directors at which he is not personally present. Each Director shall be at liberty to appoint under this Article more than one alternate Director provided that only one such alternate Director may at any one time act on behalf of the Director by whom he has been appointed. Every such appointment shall be effective and the following provisions shall apply in connection therewith:-

         (a) every alternate Director while he holds office as such shall be entitled to notice of meetings of Directors and to attend and to exercise all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present;


         (b) every alternate Director shall ipso facto vacate office if and when his appointment expires or the Director who appointed him ceases to be a Director of the Company or removes the alternate Director from office by notice under his hand served upon the Company;

         (c) every alternate Director shall be entitled to be paid all travelling, hotel and other expenses reasonably incurred by him in attending meetings. The remuneration (if any) of an alternate Director shall be payable out of the remuneration payable to the Director appointing him as may be agreed between them;

         (d) a Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account, but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director; and

         (e) a Director who is also appointed an alternate Director shall be considered as two Directors for the purpose of making a quorum of Directors when such quorum shall exceed two.

62. The instrument appointing an alternate Director may be in any form approved by the Directors including the following form:--

"AERCO LIMITED

I,
a Director of the above named Company, in pursuance of the power in that behalf contained in the Articles of Association of the Company, do hereby nominate and appoint of
to act as alternate Director in my place at the meeting of the
Directors to be held on the day of               and at any adjournment thereof
which I am unable to attend and to exercise all my duties as a Director of the Company at such meeting.

Signed  this             day of                  "

63. Save as otherwise provided in Article 61(b) hereof, any appointment or removal of an alternate Director shall be by notice signed by the Director making or revoking the appointment and shall take effect when lodged at the Office or otherwise notified to the Company in such manner as is approved by the Directors.

                               EXECUTIVE DIRECTORS

64. The Directors may from time to time appoint one or more of the Independent Directors to be the holder of any executive office on such terms and for such periods as they may determine provided however that such an appointment will not entitle the Director to remuneration in excess of that provided in Article 60. The appointment of any Director to any executive office shall be subject to termination if he ceases to be a Director, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

65. The Directors may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Directors other than those powers expressly requiring the unanimous affirmative vote of the Directors, upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

                            APPOINTMENT OF DIRECTORS

66. The first Directors of the Company appointed in writing by the Subscribers to the Memorandum of Association and holding office on the date of adoption of these Articles shall resign on the date of adoption of these Articles and shall appoint three Independent Directors in their place.

67. (1) For so long as any amount is outstanding or payable in respect of the Class E Notes, the holder or holders of a majority in aggregate principal amount of the Class E Notes shall be entitled (by instrument in writing) to:

         (a)      nominate and appoint two Directors at any time;

         (b) remove any Director appointed pursuant to sub-paragraph (1)(a) above; and

         (c) nominate and appoint a new Director to take the place of any Director nominated and appointed pursuant to sub-paragraph
                  (1)(a) above who vacates his office for any reason.

Appointments pursuant to sub-paragraphs (1)(a) and (1)(c) above shall take effect upon written acceptance by the nominated Director and written notice delivered to the Office.

         (2) The Independent Directors shall not have the right to remove a Director appointed pursuant to this Article.

68. Subject to the provisions of Articles 58 and 66 hereof, a majority of the Directors (which majority shall include the remaining Independent Director or Independent Directors) shall have power at any time and from time to time to appoint any person to be an Independent Director in order to ensure that the provisions of these Articles as to the number of Independent Directors required to be in office are fulfilled. If at any time there are no Independent Directors holding office the Company in general meeting (and not, for the avoidance of doubt, the Class E Note Directors) shall be entitled to nominate and appoint such number of Independent Directors as are required to be in office pursuant to these Articles. For the purpose of making such appointment the Class E Note Directors shall be entitled to make recommendations to the Members and the Members may, if they think fit, at the expense of the Company hire an independent adviser to make recommendations. The Members, in making the appointment, shall be entitled but not bound to act in accordance with any such recommendations. Any Independent Director so appointed shall hold office until he resigns, is removed or is disqualified in accordance with Article 71 hereof.

69. At any general meeting at which an Independent Director retires or is removed from office a majority of the remaining Directors (which majority shall include the remaining Independent Director or Independent Directors) shall elect an Independent Director to fill the vacancy. If there are no remaining Independent Directors the Company in general meeting (and not, for the avoidance of doubt, the Class E Note Directors) shall elect an Independent Director to fill the vacancy. For the purpose of making such appointment the Class E Note Directors shall be entitled to make recommendations to the Members and the Members may, if they think fit, at the expense of the Company hire an independent adviser to make recommendations. The Members, in making the appointment, shall be entitled but not bound to act in accordance with any such recommendations.

70. Two clear days' notice shall be given to the Company of the intention of any Member to propose any person for election to the office of Director provided always that, if the Members present at a general meeting unanimously consent, the chairman of such meeting may waive the said notice and submit to the meeting the name of any person duly qualified and willing to act.

             RESIGNATION, DISQUALIFICATION AND REMOVAL OF DIRECTORS

71. The office of a Director shall be vacated if:--

         (a)      he resigns his office by notice to the Company; or

         (b) he ceases to be a Director by virtue of any provision of the Law or he becomes prohibited or disqualified by law from being a Director; or

         (c) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

         (d)      he is removed from office by resolution of the Members; or

         (e) in the case of a Director appointed pursuant to Article 67(1), he is removed from office pursuant to Article 67(1); or

         (f) in the case of an Independent Director, he ceases to be an Independent Director within the meaning of that term contained in these Articles; or

         (g)      save in the case of the Directors appointed pursuant to
                  Article 67, he is removed from office by a resolution passed by a majority of the other Directors including each remaining Independent Director.

                               POWERS OF DIRECTORS

72. The business of the Company shall be managed by the Directors who may exercise all such powers of the Company as are not by the Law or these Articles required to be exercised by the Company in general meeting, and the power and authority to represent the Company in all transactions relating to real and personal property and all other legal or judicial transactions, acts and matters and before all courts of law shall be vested in the Directors. The Directors' powers shall be subject to any regulations of these Articles, to the provisions of the Law and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made.

73. The Directors may, by power of attorney, mandate or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

74. (1) Notwithstanding any other provision of these Articles or any provision of law that otherwise so empowers the Directors, for so long as any amount is outstanding or payable under any of the Class A - C Notes, the Class D Notes or the Class E Notes, the Directors shall not have the power to take any corporate action that would cause the Company or any of its subsidiaries to be in violation of Section 5.02 of the Indenture.

     (2) Notwithstanding any other provision of these Articles or any other provision of law that otherwise so empowers the Directors, the Directors shall conduct the business of the Company, and shall procure that the business of each of the subsidiaries of the Company is conducted, such that it is a separate and readily identifiable business from AerFi and any of its Affiliates (it being understood that the Company may publish financial statements that are consolidated with those of AerFi and any of its Affiliates, if to do so is required by any applicable law or accounting principles from time to time in effect) and the Directors:-

     (a) will observe, and will cause the Company's subsidiaries to observe, all corporate formalities necessary to remain legal entities separate and distinct from AerFi and any of its Affiliates;

     (b) will maintain the Company's assets and liabilities and will cause the Company's subsidiaries to maintain each of their respective assets and liabilities, separate and distinct from those of AerFi and any of its Affiliates;

     (c) will maintain, and will cause the Company's subsidiaries to maintain records, books, accounts and minutes separate from those of AerFi and any of its Affiliates;

     (d) will cause the Company to pay its obligations in the ordinary course of business, and will cause the Company's subsidiaries to pay each of their respective obligations in the ordinary course of business, as legal entities separate from AerFi and any of its Affiliates;

     (e) will keep the Company's funds, and will cause the Company's subsidiaries to keep each of their respective funds, separate and distinct from any funds of AerFi and any of its Affiliates, and will receive, deposit, withdraw and disburse such funds separately from any funds of AerFi and any of its Affiliates;

     (f) will conduct the Company's business, and will cause the Company's subsidiaries to conduct each of their respective businesses, in its or their own name, and not in the name of AerFi or any of its Affiliates;

     (g) will not agree, and will cause the Company's subsidiaries not to agree, to pay or become liable for any debt of AerFi or any of its Affiliates, other than to make payments in the form of indemnity as required by the express terms of any agreements to be entered into with AerFi or any of its Affiliates on the date of execution of the Indenture or of any supplement thereto;

     (h) will not hold out, and will cause the Company's subsidiaries not to hold out, that the Company or any of its subsidiaries is a division of AerFi or any of its Affiliates, or that AerFi or any of its Affiliates is a division of the Company or any of its subsidiaries;

     (i) will not induce, and will cause the Company's subsidiaries not to induce, any third party to rely on the creditworthiness of AerFi or any of its Affiliates in order that such third party will be induced to contract with the Company, or any of its subsidiaries, as the case may be; and

     (j) will not enter into, and will cause the Company's subsidiaries not to enter into, any transactions between the Company or any of its subsidiaries, as the case may be, and AerFi or any of its Affiliates that are more favourable to either party than transactions that the parties would have been able to enter into at such time on an arm's length basis with a non-affiliated third party, other than any agreements to be entered into with AerFi or any of its Affiliates on the date of execution of the Indenture or of any supplement thereto.

                           TRANSACTIONS WITH DIRECTORS

75. A Director, including an alternate Director but excluding a Class E Note Director, may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director and may act in a professional capacity to the Company on such terms as to tenure of office, remuneration and otherwise as the Directors may determine. For the avoidance of doubt the foregoing provision shall not prevent a Class E Note Director from acting as a director, officer or employee of any company which provides cash management, administrative or other services to the Company or of any holding company of any such company.

76. (1) Subject to Article 76(2) and the provisions of the Law, and provided that he has disclosed to the Directors the nature and extent of any of his material interests, a Director notwithstanding his office:-

     (a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

     (b) other than, in the case of an Independent Director, to the extent limited by the definition thereof, may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested or which engages in transactions similar to those engaged in by the Company and might present a conflict of interest for such Director in discharging his duties; and

     (c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) Notwithstanding the provisions of Article 76(1) above and any other provision of these Articles, in the event that under the terms of the Administrative Agency Agreement, the Cash Management Agreement, the Servicing Agreement, the Standby Administrative Agency Agreement, the Standby Cash Management Agreement or the Standby Servicing Agreement an action to be taken by the Company is to be taken by means of a Special Board Resolution, the Class E Note Directors shall be entitled to participate in any review and discussions by the Directors of the proposed action but shall not be entitled to vote in respect thereof.

77. For the purposes of Article 76:-

     (a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

     (b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of that Director.

                            PROCEEDINGS OF DIRECTORS

78. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes provided however that at any meeting of the Directors, including a meeting held by telephone or other means of communication in accordance with Article 86 hereof a resolution shall not be considered to be validly passed unless approved by a majority of the Independent Directors. In the case of an equality of votes the chairman elected in accordance with Article 84 shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled, in the absence of the Director whom he is representing, to a separate vote on behalf of such Director in addition to his own vote. A Director may, and the Secretary on the requisition of a Director shall, at any time, summon a meeting of the Directors by giving to each Director and alternate Director not less than twenty-four hours' notice of the meeting provided that any meeting may be convened at shorter notice and in such manner as each Director or his alternate Director shall approve provided further that unless otherwise resolved by the Directors notices of Directors' meetings need not be in writing.

79. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. The quorum necessary for the transaction of the business of the Directors shall be two Independent Directors personally present (and not, for the avoidance of doubt, present through an alternate Director) except that the quorum necessary for the transaction of any business specified in Article 80 shall be all of the Directors.

80. Notwithstanding any other provision of these Articles and provided that any such action referred to below does not contravene the terms of the Indenture, the powers the Directors shall be limited such that an affirmative unanimous vote of all of the Directors shall be required to:

          (a) (i) cause the Company to take any action, or, in its capacity as a shareholder, cause any of its subsidiaries to take any action, with respect to the institution of any proceeding by the Company or any of its subsidiaries seeking liquidation, winding up, reorganisation, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganisation or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or any substantial part of its property, or seeking termination of the Company's existence or the existence of any of its subsidiaries, or to propose the passing by the Members of a Special Resolution to effect any of the foregoing, and (ii) in the case of any such proceeding instituted against the Company or any of its subsidiaries (but not instituted by it), cause the Company or any of its subsidiaries to take any corporate action to authorise or consent to such proceedings (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for the Company or any of its subsidiaries or any substantial part of its property, or that of any subsidiary);

          (b) cause the Company, in its capacity as shareholder, to cause any of its subsidiaries to take any action to increase or reduce or reclassify the share capital of any of its subsidiaries or issue additional shares of any of its subsidiaries;

          (c) propose the passing by the Members of a Special Resolution to amend the Memorandum or these Articles;

          (d) transfer the Ordinary Shares or any part thereof or any interest therein save for any transfer pursuant to or as contemplated by the Security Documents (as defined in the Indenture);

          (e) cause the Company to take any action, or, in its capacity as a shareholder, cause any of its subsidiaries to take any action, with respect to the acquisition of any Additional Aircraft; or

          (f) cause the Company to take any action, or, in its capacity as a shareholder, cause any of its subsidiaries to take any action, with respect to any merger, consolidation, amalgamation or reorganisation of the Company or any of its subsidiaries, as the case may be, with or into any other person or entity, or any conveyance, transfer or other disposal of (whether in one transaction or in a series of transactions) all or substantially all of the ALPS 94-1 Ordinary Shares, the AerCo Ireland Ordinary Shares, the AerCo Ireland II Ordinary Shares, the AerCo USA Shares, the Additional Ordinary Shares or all or substantially all of the assets of the Company and/or its subsidiaries save for any transfer pursuant to or as contemplated by the Security Documents (as defined in the Indenture).

81. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting at which he is appointed to hold any office or place of profit under the Company, or at which the terms of his appointment are arranged, but he may not vote on his own appointment or the terms thereof.

82. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting at which any contract or arrangement in which he is interested is considered and, subject to the provisions of Articles 76 and 77 hereof, he may vote in respect of any such contract or arrangement.

83. The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but, if the number of Independent Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of calling a general meeting of the Company. If there are no Directors or no Director is able or willing to act, then any Member or the Secretary may summon a general meeting for the purpose of appointing Directors.

84. The Directors may from time to time elect from their number, and remove, a chairman and/or deputy chairman and/or vice-chairman and determine the period for which they are to hold office provided always that only an Independent Director may be elected as chairman. The chairman, or in his absence the deputy chairman, or in his absence, the vice-chairman, shall preside at all meetings of the Directors, but if no such chairman, deputy chairman or vice-chairman be elected, or if at any meeting the chairman, the deputy chairman and vice-chairman be not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be the chairman of the meeting.

85. The Directors may delegate any of their powers to committees consisting of such Directors or Director or such other persons as they think fit provided that where any such committee includes one or both of the Class E Note Directors a majority of any such committee shall consist of Independent Directors. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. The meetings and proceedings of any such committee consisting of one or more persons shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under this Article.

86. If a Director is by any means in communication with one or more other Directors so that each Director participating in the communication can hear what is said by any other of them, each Director so participating in the communication is deemed to be present at a meeting with the other Directors so participating, notwithstanding that all the Directors so participating are not present together in the same place.

87. (1) Subject to Article 87(2), a resolution in writing of which notice has been given to all of the Directors or to all of the members of a committee appointed pursuant to Article 85 hereof (as the case may be), if signed by a majority of the Directors or of the members of such committee (as the case may be) (which majority (i) in the case of a resolution in writing of which notice has been given to all of the Directors, shall also include all of the Independent Directors and (ii) in the case of a resolution in writing of which notice has been given to all of the members of a committee approved pursuant to
Article 85 hereof and which includes one or both Class E Note Directors, shall also include all of the Independent Directors who are members of that committee), shall be valid and effectual as if it had been passed at a meeting of the Directors or of the relevant committee duly convened and held, except that any resolution necessary for the transaction of any business specified in
Article 80 shall be signed by all of the Directors. Such resolution may consist of two or more documents in like form each signed by one or more of the Directors or members of the relevant committee.

     (2) A resolution in writing to which the provisions of Article 76(2) apply and notice of which has been given to all of the Directors shall, if signed by a majority of the Independent Directors, be valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. Such resolution may consist of two or more documents in like form each signed by one or more of the Independent Directors.

88. All acts done bona fide by any meeting of Directors or of a committee appointed by the Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or committee or person acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or a member of a committee appointed by the Directors and had been entitled to vote.

                                   MINUTE BOOK

89. The Directors shall cause all resolutions in writing passed in accordance with Articles 44 and 87 hereof and minutes of proceedings at all general meetings of the Company or of the holders of any class of the Company's shares and of the Directors and of committees appointed by the Directors to be entered in books kept for the purpose. Any minutes of a meeting, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall be evidence of the proceedings.

                                    SECRETARY

90. The Secretary shall be appointed by the Directors and any secretary so appointed may be removed by the Directors. Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no secretary capable of acting, be done by or to any assistant or deputy secretary or if there is no assistant or deputy secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors provided that any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary. The Company shall keep or cause to be kept at the Office a register of particulars with regard to its Secretary in the manner required by the Law.

                                      SEALS

91. The Company shall have a common seal and may in accordance with the Law have an official seal for use outside of the Island and an official seal for sealing securities issued by the Company or for sealing documents creating or evidencing securities so issued.

92. The Directors shall provide for the safe custody of all seals and no seal shall be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised in that behalf by the Directors.

93. The Directors may from time to time make such regulations as they think fit determining the persons and the number of such persons who shall sign every instrument to which a seal is affixed and until otherwise so determined every such instrument shall be signed by one Director and shall be countersigned by the Secretary or by a second Director. The Company may, in writing under its common seal, authorise an agent appointed for the purpose to affix any official seal to a document to which the Company is a party.

                                    DIVIDENDS

94. Subject to the provisions of the Law, the Company may by resolution declare dividends in accordance with the respective rights of the Members, but no dividend shall exceed the amount recommended by the Directors.

95. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest as against the Company.

96. Any dividend which has remained unclaimed for a period of ten years from the date of declaration thereof shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.

97. Any dividend or other monies payable on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, and in the case of joint holders to any one of such joint holders, or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such other person as the holder or joint holders may in writing direct, and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

98. A general meeting declaring a dividend may, upon the recommendation of the Directors, direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, and the Directors shall give effect to such resolution; and where any difficulty arises in regard to the distribution they may settle the same as they think expedient, and in particular may issue certificates representing part of a shareholding or fractions of shares, and may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payment shall be made to any Members upon the footing of the value so fixed, in order to adjust the rights of Members, and may vest any specific assets in trustees upon trust for the persons entitled to the dividend as may seem expedient to the Directors, and generally may make such arrangements for the allotment, acceptance and sale of such specific assets or certificates representing part of a shareholding or fractions of shares, or any part thereof, and otherwise as they think fit.

99. Any resolution declaring a dividend on the shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, or any resolution of the Directors for the payment of a fixed dividend on a date prescribed for the payment thereof, may specify that the same shall be payable to the persons registered as the holders of shares of the class concerned at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed (or, as the case may be, that prescribed for payment of a fixed dividend), and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any shares of the relevant class.

                               ACCOUNTS AND AUDIT

100. The Company shall keep accounting records and the Directors shall prepare accounts of the Company, made up to such date in each year as the Directors shall from time to time determine, in accordance with and subject to the provisions of the Law.

101. No Member shall have any right to inspect any accounting records or other book or document of the Company except as conferred by the Law or authorised by the Directors or by resolution of the Company.

102. The Directors, or the Company by resolution in general meeting, shall from time to time appoint auditors for any period or periods to examine the accounts of the Company and to report thereon in accordance with the Law and the auditors shall, unless and until otherwise resolved by the Company in general meeting, be KPMG.

                                     NOTICES

103. Any notice to be given to or by any person pursuant to these Articles shall be in writing, save as provided in Article 78 hereof. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders.

104. Any notice may be posted to or left at the registered address of any person, and any notice so posted shall be deemed to be served one clear day after the day it was posted.

105. Any Member present in person at any meeting of the Company shall, for all purposes, be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

106. Any notice or document served on a Member shall, notwithstanding that such Member be then dead or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served on such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the shares of such Member.

107. Notwithstanding any of the provisions of these Articles, any notice to be given by the Company to a Director or to a Member may be given in any manner agreed in advance by any such Director or Member.

                                   WINDING UP

108. Subject to any particular rights or limitations for the time being attached to any shares, as may be specified in these Articles or upon which such shares may be issued, if the Company is wound up, the assets available for distribution among the Members shall be applied first in repaying to the Members the amount paid up on their shares respectively, and if such assets shall be more than sufficient to repay to the Members the whole amount paid up on their shares, the balance shall be distributed among the Members in proportion to the amount which at the time of the commencement of the winding up had been actually paid up on their said shares respectively.

109. If the Company is wound up, the Company may, with the sanction of a Special Resolution and any other sanction required by the Law, divide the whole or any part of the assets of the Company among the Members in specie and the liquidator or, where there is no liquidator, the Directors, may, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members, and with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability.

                                    INDEMNITY

110. (1) A Director of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a Director to the fullest extent permitted by Jersey law.

     (2) (a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal , administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by Jersey law. The right to indemnification conferred in this Article shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorised by Jersey law. The right to indemnification conferred in this Article shall be a contract right.

        (b) The Company may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Company to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorised by Jersey law.

     (3) The Directors shall have power to purchase and maintain in the name of and at the expense of the Company insurance for the benefit of any person who is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under Jersey law.

     (4) The rights and authority conferred in this Article shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

     (5) Neither the amendment nor repeal of this Article nor the adoption of any provision of the Memorandum of Association or these Articles nor, to the fullest extent permitted by Jersey law, any modification of law, shall eliminate or reduce the effect of this Article in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

                        NON-APPLICATION OF STANDARD TABLE

111. The regulations constituting the Standard Table in the Companies (Standard Table) (Jersey) Order 1992 shall not apply to the Company.

                             ARTICLES OF ASSOCIATION

                                      INDEX

ARTICLE                                                                 PAGE NO

ACCOUNTS AND AUDIT..........................................................24
ALTERNATE DIRECTORS.........................................................14
APPOINTMENT OF DIRECTORS....................................................15
CORPORATE MEMBERS...........................................................13
DIRECTORS...................................................................13
DIVIDENDS...................................................................23
EXECUTIVE DIRECTORS.........................................................15
GENERAL MEETINGS.............................................................9
INDEMNITY...................................................................26
INTERPRETATION...............................................................1
JOINT HOLDERS OF SHARES......................................................7
MINUTE BOOK.................................................................23
NON-APPLICATION OF STANDARD TABLE...........................................26
NOTICE OF GENERAL MEETINGS...................................................9
NOTICES.....................................................................25
POWERS OF DIRECTORS.........................................................17
PRELIMINARY..................................................................6
PROCEEDINGS AT GENERAL MEETINGS.............................................10
PROCEEDINGS OF DIRECTORS....................................................20
REGISTER OF MEMBERS..........................................................8
RESIGNATION, DISQUALIFICATION AND REMOVAL OF DIRECTORS......................17
SEALS.......................................................................23
SECRETARY...................................................................23
SHARE CAPITAL AND SHARES.....................................................6
SHARE CERTIFICATES...........................................................7
TRANSACTIONS WITH DIRECTORS.................................................19
TRANSFER AND TRANSMISSION OF SHARES..........................................8
WINDING UP..................................................................25